Exhibit 99.1

CREDIT SUISSE
Eleven Madison Avenue New York, NY 10010 USA	Telephone +1 212 325 5200 Fax +1 212 325-6665

Media Release

Credit Suisse AG Announces the Reverse Splits of its UWTI and UGAZ ETNs

New York, March 7, 2016 Credit Suisse AG announced today that it will implement a 1-for-10 reverse split of its VelocityShares™ 3x Long Crude Oil ETN (“UWTI”) and a 1-for-25 reverse split of its VelocityShares™ 3x Long Natural Gas ETN (“UGAZ”), each expected to be effective as of March 14, 2016.

The reverse splits will be effective at the open of trading on March 14, 2016 and UWTI and UGAZ will each begin trading on the NYSE Arca on a reverse split-adjusted basis on such date. Holders of UWTI and UGAZ who purchased the ETNs prior to March 14, 2016 will receive one reverse split-adjusted ETN for every ten pre reverse-split UWTI ETNs and one reverse-split adjusted ETN for every twenty-five pre reverse-split UGAZ ETNs, respectively. In addition, such purchasers that hold a number of units of ETNs not evenly divisible by ten or twenty-five, as applicable, will receive a cash payment for any fractional number of units remaining of such series of ETNs (the “partials”). The cash amount due on any partials will be determined on March 18, 2016 based on the respective closing indicative values of UWTI and UGAZ on such date and will be paid by Credit Suisse AG on March 23, 2016.

The closing indicative value of UWTI on March 11, 2016 will be multiplied by ten to determine its reverse split-adjusted closing indicative value, and the closing indicative value of UGAZ on March 11, 2016 will be multiplied by twenty-five to determine its reverse split-adjusted closing indicative value. Following the reverse splits, UWTI and UGAZ will have new CUSIPs but will retain their same ticker symbols.

The reverse splits will affect the trading denominations of UWTI and UGAZ but they will not have any effect on the principal amounts of the underlying notes, except that the principal amounts will be reduced by the corresponding aggregate amount of any cash payments for “partials.”

None of the other ETNs offered by Credit Suisse AG are affected by these announcements.

Reverse Split	Ticker Symbol	CUSIP / New CUSIP
VelocityShares™ 3x Long Crude Oil ETN due February 9, 2032	UWTI	22542D399 / 22539T316
VelocityShares™ 3x Long Natural Gas ETN due February 9, 2032	UGAZ	22542D381 / 22539T324

Press Contacts

Nicole Sharp, Credit Suisse AG, telephone +1 212 325 8708, nicole.sharp@credit-suisse.com
Azar Boehm, Credit Suisse AG, telephone +1 212 538 3935, azar.boehm@credit-suisse.com

Credit Suisse ETNs

Telephone +1 212 538 7333, ETN.Desk@credit-suisse.com

Credit Suisse AG

Credit Suisse AG is one of the world's leading financial services providers and is part of the Credit Suisse group of companies (referred to here as 'Credit Suisse'). As an integrated bank, Credit Suisse offers clients its combined expertise in the areas of private banking, investment banking and asset management. Credit Suisse provides advisory services, comprehensive solutions and innovative products to companies, institutional clients and high-net-worth private clients globally, as well as to retail clients in Switzerland. Credit Suisse is headquartered in Zurich and operates in over 50 countries worldwide. The group employs approximately 48,200 people. The registered shares (CSGN) of Credit Suisse's parent company, Credit Suisse Group AG, are listed in Switzerland and, in the form of American Depositary Shares (CS), in New York. Further information about Credit Suisse can be found at www.credit-suisse.com.